SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2006

GENESYS S.A.

(Exact name of registrant as specified in its charter)

L’Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F	☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                              .

Genesys Conferencing Unveils Next Generation
Online Multimedia Collaboration Solution

Ajax-based Technology Tailored for Today’s Large Enterprise Business Environment

Vienna, Virginia, and Montpellier, France — December 5, 2006 — Genesys Conferencing (Euronext Eurolist C: FR0004270270) (NASDAQ: GNSY), a global multimedia conferencing leader, today introduced the fourth generation of its flagship service, Genesys Meeting Center, an integrated web, voice, and video collaboration solution.  Incorporating a completely new Ajax-based technology, Genesys Meeting Center allows for trouble-free enterprise-wide deployment of a feature-rich, easy-to-use multimedia collaboration solution, including desktop VoIP, new customization tools and deeper enterprise integration.

“Global businesses must operate inside an increasingly intricate and fast changing web of relationships that span multiple countries, time zones and cultures,” says Dominic Dodd, senior industry analyst with global growth consultancy, Frost & Sullivan.  “In response, Genesys Meeting Center provides a powerful multimedia collaboration solution which enables people at all levels within an organization, anywhere in the world, to hold highly effective and interactive meetings.  In particular, the latest edition of Genesys Meeting Center has been designed to address issues of ease of use and ease of deployment, thereby accelerating implementation across a large multi-location organization and achieving quicker understanding and take-up by users throughout the business.”

The use of standards-based Ajax technology enables unrivalled ease of deployment as well as the ability to build further on the new platform, providing end-users with a valuable future-proofed solution. “The new Genesys Meeting Center platform has been designed to remove the traditional issues preventing the adoption of collaborative solutions,” adds Francois Legros, Chairman and CEO of Genesys Conferencing. “With no plug-ins, Java VM or downloads required for participants, Global 1000 IT management professionals can now deploy a robust, secure and comprehensive multimedia collaboration solution in no time.”

Key features and benefits of the new Genesys Meeting Center include:

•                  Ease of deployment and administration

Firewall friendly and bandwidth efficient, Genesys Meeting Center has been designed to allow centralized deployment at an enterprise, without plug-ins or Java, and with no downloads required for participants.

•                  Deep integration with enterprise applications

Users have direct access to conferencing collaboration services via everyday desktop tools, including Outlook and Lotus Notes calendar for scheduling meetings, Exchange and Lotus Notes address books for selecting invitees, and Instant Messenger for real-time invitations.

•                  Ease of access, simplicity of use

One-click desktop access enables full multimedia experience.  A new, customizable meeting interface allows users to toggle between a simplified interface or one that includes a more advanced feature set.  Furthermore, with the latter option, users can tailor the configuration meeting interface to their precise needs.  The intuitive user interface and workflow is also designed to eliminate the need for training on all the solution’s comprehensive, in-depth capabilities.  ‘Click to join’, no-dial functionality makes it equally easy for participants to use.

•                  Ubiquitous voice and Web access

Users can join the audio portion of a meeting via any combination of Desktop VoIP, PSTN or streaming media.  In addition, interoperability of browser-based access and operating system means participants are not required to install any software or plug-ins.

•                  Tailored solution

Genesys Meeting Center can be fully customized to support specific customers’ requirements.  Enterprise customization capabilities include full tailoring of the UI including branding, feature activation/de-activation and integration capabilities.

Pricing and Availability

Genesys Meeting Center allows moderators to deliver high-impact presentations and virtually share any document or application in real time with simple point-and-click commands.  It offers a wide range of applications including project management, distance management, product launches and e-learning.  Genesys Meeting Center also allows real-time surveys and polls for immediate feedback, and to record any meeting for playback later.

The result of a major two-year development effort, Genesys Meeting Center takes advantage of the latest standards embraced by today’s mobile technology environment and offers major advances to the company’s product model.  The new edition of Genesys Meeting Center is now generally available worldwide.

Genesys Meeting Center also offers an integrated pricing model called the “Multimedia Minute.”  The Multimedia Minute is a flat-rate, per participant, per minute pricing for integrated voice, web and desktop video conferencing.  The simplicity and flexibility of paying a single low rate for all conferencing needs appeals to large enterprises that are looking to expand adoption across their entire organization.

Genesys Conferencing—Connecting the World for 20 Years

Founded in 1986, Genesys Conferencing is a leading provider of converged collaboration and communication services to thousands of organizations worldwide, including more than half of the Fortune Global 500.  The company’s flagship product, Genesys Meeting Center, provides an integrated multimedia conferencing solution that is easy to use and available on demand.  With offices in more than 20 countries across North America, Europe and Asia Pacific, the company offers an unmatched global presence and strong local support. Genesys Conferencing is publicly traded on Euronext Eurolist C in France (FR0004270270) and on the NASDAQ in the U.S. (GNSY).  Additional information is available at www.genesys.com.

Contacts:

Genesys Conferencing	Connecting Point Communications for Genesys Conferencing
Denise Persson (North America)	Jenny Jack
+1 703-749-2555	+1 415 442-4032
denise.persson@genesys.com	jjack@cpcomm.com

Florence Catel (Europe)
+33 1 45 15 45 42
Florence.catel@genesys.com

Sean Kwek (Asia Pacific)
+65 6233 9532
sean.kwek@genesys.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 5, 2006

GENESYS SA

By:	/s/ François Legros
Name: François Legros
Title: Chairman and Chief Executive Officer